

Mail Stop 4631

October 1, 2010

<u>via U.S. mail and facsimile</u>

Phil Viggiani, President
Security Solutions Group, Inc.
3651 Lindell Road, Suite D-150
Las Vegas, Nevada 89103

> **RE: Security Solutions Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed April 5, 2010**
> **Forms 10-Q for the Fiscal Quarters Ended March 31, 2010 and**
> **June 30, 2010**
> **File No. 0-52822**

Dear Mr. Viggiani:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Report of Independent Registered Public Accounting Firm, page F1

1. We note the additional language LBB & Associates Ltd, LLP (LBB) included in the introductory paragraph of its report. It appears as though LBB made the decision to make reference to Hawkins Accounting's audit report for the inception to December 31, 2008 period, which is indicated in the introductory paragraph but not the scope and opinion paragraphs of the report in accordance with paragraph .07 of AU Section 543. Please request LBB to provide you with a revised report that complies with

paragraph .07 of AU Section 543. Please also refer to the example report included in paragraph .09 of AU Section 543 for guidance. Please include the revised report from LBB in an amendment to your fiscal year 2009 Form 10-K.

Report of Independent Registered Public Accounting Firm, page F2

2. Please request Hawkins Accounting to provide you with a report that includes the inception to December 31, 2008 period for its results of operations and cash flows in the opinion paragraph in addition to the introductory paragraph. Please include the revised report in an amendment to your fiscal year 2009 Form 10-K. Refer to AU Section 508 for guidance.

Form 10-Q for the Fiscal Quarter Ended June 30, 2010

Item 4. Controls and Procedures, page 14

3. We note your disclosure that your "disclosure controls and procedures, as of June 30, 2010, are effective in timely alerting management to material information relating to the Company that is required to be included in its periodic filings with the Commission."   However, your disclosure does not refer to the full definition of disclosure controls and procedures, as defined in Rule 13a-15(e) of the Exchange Act. Please confirm to us that your disclosure controls and procedures are effective insofar as they are designed to ensure that information required to be disclosed by you in the reports you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms, and they include, without limitation, controls and procedures designed to ensure that information required to be disclosed by you in the reports you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. In addition, in future filings please either use the full definition of disclosure controls and procedures or state that your disclosure controls and procedures are effective or ineffective, without setting forth the definition.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief